May 9, 2007

VIA EDGAR & FEDERAL EXPRESS

Mr. Daniel Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

cc:	Jessica Barberich, Staff Accountant

Mail Stop 4561

Re:	Telzuit Medical Technologies, Inc.

Form 10-KSB/A for the year ended June 30, 2006

Filed November 6, 2006

File No. 001-15034

Dear Mr. Gordon:

On behalf of Telzuit Medical Technologies, Inc. (“Telzuit” or the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated March 21, 2007 regarding our Form 10-KSB/A for the year ended June 30, 2006, Form 10-QSB for the quarter ended September 30, 2006 and Form 8-K dated August 1, 2006.

An item-by-item response to the Staff’s comments is provided below. For the Staff’s convenience, we have recited each comment in bold and provided the response to each comment immediately thereafter.

United States Securities and Exchange Commission

May 9, 2007

Form 10-KSB for the year ended June 30, 2006

Note 11—May 2006 Convertible Debenture Financing, page F-18

1.	We note your response to comment 2, however you did not address the embedded put option in these convertible debentures. We note that in the event of default, the outstanding principal of the debentures, plus accrued but unpaid interest, liquidated damages and other amounts, become, at the holders election, immediately due and payable in cash at the mandatory default amount, and that the mandatory default amount is the greater of (A) 110% of the outstanding principal amount plus all accrued and unpaid interest or (B) the outstanding principal amount plus all accrued and unpaid interest divided by the conversion price multiplied by the market price/market value of you stock. Please provide us with your analysis of this put option and whether you think it is an embedded derivative that is required to be bifurcated under SFAS 133. Your response should include an analysis of paragraphs 12, 13 and 61(d) of SFAS 133 and DIG B16.

Regarding the contingent put, we consider it a separate feature (i.e., a contingent put) that may require bifurcation, even without bifurcating the conversion feature. However, due to the significant number of shares issued and the large quantity of individual shareholders, a change in control is deemed very unlikely. Accordingly, the value of the option wouldn’t be material to the Financial Statements.

Form 10-QSB for the quarter ended September 30, 2006

Consolidated Statements of Cash Flows, page F-5

2.	We note your response to comment 3. Please additionally provide us with your revised amortization schedule for the debt discount and debt issuance costs (through maturity) so that we can better understand the amounts that you recorded and will record going forward.

The revised amortization schedule for the debt discount and debt issuance costs (through maturity) is attached to this letter as Schedule A.

Note 2 – Significant Accounting Policies

Revenue Recognition, page F-6

3.	We note your response to comment 4; however, it is unclear to us how you determined that EITF 00-21 was not applicable. In the first paragraph of your proposed disclosure, you state that you will “sell” patches to medical providers. In this regard, it appears that you sell a product (the patch) and also provide services. Please provide us with a sample sales agreement and provide us with the following details:

-	Does a right of return exist for the medical providers?

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

May 9, 2007

-	Are you obligated to perform services related to the patches sold to the medical providers?

-	Is there an agreed upon time that you will perform these services?

We anticipate that revenue will be generated only one way with respect to the STATPARCH Holter Monitor system. EITF 00-21 addresses how vendors recognize revenues when the vendor is generating revenues in different ways from a single customer. Telzuit will only recognize revenue from a single source, upon delivery of a holter monitor report. Therefore, we respectfully submit that EITF 00-21 does not apply. We will recognize revenue under the following two scenarios at such time as a holter monitor report is generated and sent to a medical provider:

1. We expect to provide patches and receiving devices (primarily PDA’s), without charge, to medical providers who then, when medically required, will provide the system to a patient. We will receive the information from the patch and send a holter report to the medical provider. We will bill third party insurers based on the provision of the report, at the time the report is issued, generally immediately after the report is issued. The medical provider will be in effect, utilizing our inventory to provide a service for which we will bill. The medical provider will be provided with the patches and receiving devices without cost. It is conceivable that we will require medical providers to return inventory, if their usage volumes are not sufficient. We do not expect to have contracts directly with medical providers, but instead intend to utilize third party distributors. However, we will not bill insurers or recognize revenues, until a report is issued. We do not as yet have any agreements of this sort in place with distributors.

2. We will provide patches and receiving devices to third party distributors, without charge, who will provide the product to medical providers. When we receive information from the patch and send a holter report to the medical provider, the distributor or medical provider will directly bill third party payors for this service. We will provide reports to the medical provider and bill the distributor on a regular basis based on the number of reports we have issued during the period. We will provide patches and receiving devices to such distributors, without cost, but we will not bill them or recognize revenues until a holter monitor report is generated and sent to the medical provider. We have one such agreement in place, the form of which is attached to this response as Schedule B.

-	Does a right of return exist for the medical providers?

It is conceivable that we will require medical providers and/or distributors to return inventory, if their usage volumes are not sufficient.

-	Are you obligated to perform services related to the patches sold to the medical providers?

We are not, and do not anticipate, being contractually obligated to perform services related to the patches provided to medical providers. However, revenues related to the STATPARCH Holter Monitor system will only be generated upon providing a report.

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

May 9, 2007

-	Is there an agreed upon time that you will perform these services?

We are not, and do not anticipate, being contractually obligated to perform services related to the patches provided to medical providers within any agreed upon time period. However, revenues related to the STATPARCH Holter Monitor system will only be generated upon providing a report.

We will expand the discussion of our revenue recognition policy in future filings to address the recognition of revenue upon billing third party insurers at such time as we issue a holter monitor report.

We propose to expand the discussion of our revenue recognition policy as follows:

Revenue Recognition – The Company derives its revenue from the following two primary sources: (i) its walk-in clinics; and (ii) its mobile imaging business. The Company recognizes revenue from these sources when services have been performed, net of anticipated discounts taken by third party payors, such as insurance carriers, Medicare and Medicaid. The Company also began deriving revenue from its STATPATCH business during the quarter ended December 31, 2006. The Company recognizes revenue from its STATPATCH business in the following two ways: (i) medical providers are provided with STATPATCH patches and receiving devices by the Company, without charge, and the Company bills third party payors upon issuing a holter monitor report; and (ii) the Company provides STATPATCH patches and receiving devices to third party distributors, without charge, who will provide the product to medical providers. When the Company receives information from the patch and sends a holter report to the medical provider, the distributor or medical provider will directly bill third party payors for this service. The Company will bill the distributor on a regular basis based on the number of reports the Company has issued during the period. The Company will only bill and recognize revenue from its STATPATCH business when a holter monitor report is generated and sent to a medical provider. Revenues will be recognized net of contractual adjustments as the reports are generated. The STATPATCH patches and receiving devices will remain the property of the Company.

8-K dated August 1, 2006

4.	We note your response to comment 8; however it is still unclear to us how you performed the income test. Please tell us the net loss of the PDS’ entities in the 12-month period ended December 31, 2005.

For purposes of the income test analysis we compared PDS’ taxable income (loss) for the period ended December 31, 2005 to Telzuit’s taxable income (loss) for the period ended June 30, 2006. On the date of the acquisition, August 1, 2006, the losses for Telzuit Medical Technology, Inc. were preliminary, however the Company has since filed its tax returns with the Internal Revenue Service.

The combined losses for the companies acquired in the PDS acquisition, according to their December 31, 2006 tax returns were ($202,931). The losses reported on Telzuit’s tax return for the year ended June 30, 2006 were ($9,748,393). PDS’s losses as a percentage of the Telzuit losses were less than 2.5% and are therefore immaterial.

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

May 9, 2007

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (407) 354-1222.

Sincerely,

Warren D. Stowell
President and Chief Executive Officer

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

May 9, 2007

SCHEDULE A

AMORTIZATION OF DEBT ACQUISITION COSTS

Debt Acquisition Cost	2,414,367
Less discount	—

Carrying value of debt	2,414,367

Effective interest	298.0000%

				amortization of discount		annual rate		monthly rate
1	June	2006		67,066					Straight Line for 1 month $1000 used as starting point in calculation
2	July	2006	1,000	248	1,248	298%	12	24.8%
3	August	2006	1,248	310	1,558			24.8%
4	September	2006	1,558	387	1,945			24.8%
5	October	2006	1,945	483	2,428			24.8%	1,180
6	November	2006	2,428	603	3,031			24.8%
7	December	2006	3,031	753	3,784			24.8%	1604.203	net amount to equal total thru 12/06
8	January	2006	3,784	940	4,724			24.8%
9	February	2007	4,724	1,173	5,897			24.8%
10	March	2007	5,897	1,464	7,362			24.8%	3,577	Amortization for qtr ended 3/31/07
11	April	2007	7,362	1,828	9,190			24.8%
12	May	2007	9,190	2,282	11,472			24.8%
13	June	2007	11,472	2,849	14,321			24.8%
14	July	2007	14,321	3,556	17,877			24.8%
15	August	2007	17,877	4,439	22,317			24.8%
16	September	2007	22,317	5,542	27,859			24.8%
17	October	2007	27,859	6,918	34,777			24.8%
18	November	2007	34,777	8,636	43,413			24.8%
19	December	2007	43,413	10,781	54,194			24.8%

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

May 9, 2007

20	January	2007	54,194	13,458	67,652	24.8%
21	February	2008	67,652	16,800	84,452	24.8%
22	March	2008	84,452	20,972	105,425	24.8%
23	April	2008	105,425	26,180	131,605	24.8%
24	May	2008	131,605	32,682	164,287	24.8%
25	June	2008	164,287	40,798	205,085	24.8%
26	July	2008	205,085	50,929	256,014	24.8%
27	August	2008	256,014	63,577	319,591	24.8%
28	September	2008	319,591	79,365	398,956	24.8%
29	October	2008	398,956	99,074	498,030	24.8%
30	November	2008	498,030	123,678	621,708	24.8%
31	December	2008	621,708	154,391	776,099	24.8%
32	January	2008	776,099	192,731	968,830	24.8%
33	February	2009	968,830	240,593	1,209,423	24.8%
34	March	2009	1,209,423	300,340	1,509,763	24.8%
35	April	2009	1,509,763	374,924	1,884,687	24.8%
36	May	2009	1,884,687	463,614	2,348,301	24.8%
37	n/a	2009	—	—	—	24.8%

	Total Amortization			2,414,367

AMORTIZATION OF DEBT DISCOUNT

Face value of debt	5,779,620
Less discount	5,779,620

Carrying value of debt	—

Effective interest	326.4312%

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

May 9, 2007

				amortization of discount		annual rate		monthly rate
1	June	2006	1,000	272	1,272	326.4%	12	27.2%	Note: Using $1,000 as baseline for interest calculation
2	July	2006	1,272	346	1,618			27.2%
3	August	2006	1,618	440	2,058			27.2%
4	September	2006	2,058	560	2,618			27.2%	1,346	Qtr ended 9/30/06
5	October	2006	2,618	712	3,330			27.2%
6	November	2006	3,330	906	4,236			27.2%
7	December	2006	4,236	1,152	5,389			27.2%	2,770	Qtr ended 12/31/06
8	January	2007	5,389	1,466	6,854			27.2%
9	February	2007	6,854	1,865	8,719			27.2%
10	March	2007	8,719	2,372	11,091			27.2%	5,702	Qtr ended 03/31/07
11	April	2007	11,091	3,017	14,108			27.2%
12	May	2007	14,108	3,838	17,945			27.2%
13	June	2007	17,945	4,882	22,827			27.2%
14	July	2007	22,827	6,210	29,036			27.2%
15	August	2007	29,036	7,899	36,935			27.2%
16	September	2007	36,935	10,047	46,982			27.2%
17	October	2007	46,982	12,780	59,763			27.2%
18	November	2007	59,763	16,257	76,020			27.2%
19	December	2007	76,020	20,679	96,699			27.2%
20	January	2008	96,699	26,305	123,004			27.2%
21	February	2008	123,004	33,460	156,464			27.2%
22	March	2008	156,464	42,562	199,027			27.2%
23	April	2008	199,027	54,140	253,167			27.2%
24	May	2008	253,167	68,868	322,035			27.2%
25	June	2008	322,035	87,602	409,638			27.2%

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

May 9, 2007

26	July	2008	409,638	111,432	521,070	27.2%
27	August	2008	521,070	141,744	662,814	27.2%
28	September	2008	662,814	180,303	843,117	27.2%
29	October	2008	843,117	229,350	1,072,466	27.2%
30	November	2008	1,072,466	291,739	1,364,205	27.2%
31	December	2008	1,364,205	371,099	1,735,304	27.2%
32	January	2009	1,735,304	472,048	2,207,352	27.2%
33	February	2009	2,207,352	600,457	2,807,809	27.2%
34	March	2009	2,807,809	763,797	3,571,606	27.2%
35	April	2009	3,571,606	971,570	4,543,176	27.2%
36	May	2009	4,543,176	1,237,444	5,779,620	27.2%

	Total Amortizaztion			5,779,620

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

May 9, 2007

SCHEDULE B

CO-MARKETING AGREEMENT

Between

TELZUIT MEDICAL TECHNOLOGIES, INC.

And

Distributor

Dated as of

March 31, 2007

CO-MARKETING AGREEMENT

This Co-Marketing Agreement (the “Agreement”), dated as of February , 2007 (the “Effective Date”), is by and between TELZUIT MEDICAL TECHNOLOGIES, INC. (“Telzuit”), a Florida corporation having its principal office at 5422 Carrier Drive, Suite 306, Orlando, Florida 32819 and Distributor. (“Distributor”)

BACKGROUND

Telzuit is in the business of researching, designing, developing, marketing and selling ambulatory medical devices and services, which include, but are not limited to, the instrumentation and services particularly identified on Exhibit “A” hereto (the “Product”). To increase its sales of the Product, Telzuit desires to secure the benefit of the services and expertise of Distributor with respect to marketing the Product to physicians and other health care providers. Distributor is engaged in the business of providing Teleradiology services to medical

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

May 9, 2007

facilities. Distributor wishes to market the Product in the Territory (as defined below) and represents that it has the necessary marketing capabilities to do so in a manner that reflects favorably on the quality image of Telzuit, Distributor and the Product. Telzuit has agreed to allow Distributor to market the Product on a exclusive basis to nursing facilities within the Territory, subject to the terms and conditions set forth in this Agreement. Telzuit and Distributor desire to enter into this Agreement for the purpose of setting out their legal relationship and their respective rights and obligations with respect to the subject matter hereof. Accordingly, in consideration of the mutual agreements and covenants set forth below, the parties agree as follows:

OPERATIVE PROVISIONS

ARTICLE 1

APPOINDISENT

1.1 Appointment. In reliance upon the representations and warranties contained in this Agreement, and subject to Distributor’ compliance with all of the terms of this Agreement, Telzuit hereby appoints Distributor as its exclusive sales agent for the sale of the Product to Nursing Homes, Assisted Living Facilities and Home Health care Agencies (collectively “Customers”) in the Territory as long as this Agreement remains in full force and effect, and Distributor hereby accepts such appointment.

1.2 Territory. Telzuit hereby appoints Distributor to market the Product to nursing homes in the North Carolina and in such other states as the parties may hereafter agree to.

1.3 Subcontractors. Distributor shall notify Telzuit in writing of the names of any subcontractor that Distributor may use to market the Product prior to any sales of the Product or solicitations of orders by such subcontractor. Distributor shall obtain from each such subcontractor a written agreement that provides that: (i) each subcontractor shall be bound by all of the applicable obligations of this Agreement; (ii) such subcontractor has no contract with Telzuit and Telzuit is not liable for, and does not guarantee the performance of, any duty that Distributor may be obligated to perform for such subcontractor, including, but not limited to, the payment of compensation; (iii) Telzuit shall have no liability whatsoever for such subcontractor for any direct or indirect damages of any nature or kind (including, without limitation, lost commissions) resulting from or relating to Telzuit’s performance or nonperformance of any obligation under this Agreement. Telzuit is not liable for and does not guarantee the performance of any duty that Distributor may be obligated to its subcontractors to perform, including the payment of compensation, and Distributor will so inform its subcontractors.

1.4 Relationship of the Parties. The relationship of the parties under this Agreement shall be, and shall at all times remain, one of independent contractors and not that of employer and employee, franchisor and franchisee or joint venturers. This Agreement does not establish or constitute Distributor as Telzuit’s representative or agent for any purpose other than the solicitation of orders for the Product permitted hereunder. Distributor is not authorized to accept

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

May 9, 2007

contractually orders or make contracts in Telzuit’s name, or to transact any business in the name of Telzuit, or to assume or create any obligation or responsibility binding upon Telzuit in any matter whatsoever, unless Distributor has prior specific written consent from Telzuit. All persons furnished by Distributor to solicit orders for the Product shall be considered solely Distributor’ employees, and Distributor shall be solely responsible for payment of all of its employees’ unemployment, Social Security and other payroll taxes, including contributions from Distributor when required by law.

1.5 Termination. This appointment shall terminate automatically upon the expiration or termination of this Agreement.

ARTICLE 2

TERM AND TERMINATION

2.1 Term. This Agreement shall become effective as to Distributor and Telzuit upon the Effective Date first set forth above and shall continue for an initial period of three (3) years, unless sooner terminated as herein provided (the “Initial Term”). Thereafter, this Agreement may be renewed for additional three (3) year terms (“Renewal Term”) upon the written agreement of the parties. As used herein, Term means the Initial Term and any Renewal Term of this Agreement. Each party agrees to notify the other party at least sixty (60) days prior to the expiration of this Agreement of its intention to renew or not to renew this Agreement.

2.2 Termination. This Agreement may be terminated:

(a)	by mutual agreement of the parties; or

(b)	by either party, effective immediately, by written notice of termination delivered to the other party if it is factually established that the other party has: (i) intentionally or in a willful, wanton or reckless manner made any material false representation, report or claim relative hereto; (ii) violated the other party’s copyright or trademark; (iii) become insolvent, invoked as a debtor any laws relating to the relief of debtors’ or creditors’ rights, or has had such laws invoked against it; (iv) become involved in any liquidation or termination of its business; (v) been adjudicated bankrupt; (vi) been involved in an assignment for the benefit of its creditors; (vii) engaged in any deceptive trade practices under the laws of any jurisdiction; or (viii) defaulted in the due observance or performance of any other covenant or agreement hereunder and such default continues for a period of sixty (60) days after written notice thereof is sent to the other party.

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

May 9, 2007

The rights of termination or cancellation provided above are not exclusive of any remedies to which either party may otherwise be entitled at law or in equity in the event of a breach of this Agreement.

2.3 Effect of Termination. Upon termination or expiration of this Agreement, Distributor shall immediately:

(a) offer Telzuit the opportunity to reclaim any unsold inventory of the Product and any returned Product at Distributor’ cost therefor.

Except for any unsold inventory and any inventory of returned Product not reclaimed by Telzuit, which Distributor may continue to sell until said inventory is exhausted, remove and not thereafter use any advertisements, brochures or other items in its possession or under its control that contain Telzuit’s trademarks or service marks, including, without limitation, products and informational documentation owned by Telzuit;

(b) remove and return to Telzuit, or destroy at Telzuit’s request, any and all promotional material supplied without charge to Distributor;

(c) return or destroy (and provide Telzuit with evidence of such destruction) all Telzuit information; except one copy which may be retained solely for archival purposes; and

(e) after the sale of all unsold inventory of the Product, cease representing itself, in any manner, as a sales agent of Telzuit.

2.4 Rights Upon Termination. Except for Distributor’ right to sell any unsold or returned inventory of the Product, Telzuit shall have no obligation to pay commissions to Distributor for any new orders for purchase or use of the Product, prescriptions written or other sales activities consummated after the effective date of termination or expiration of this Agreement, unless expressly agreed in writing signed by both parties. However, Telzuit shall pay commissions to Distributor, pursuant to this Agreement, for the useful life of Products placed or sold by Distributor prior to the expiration or the effective date of termination of this Agreement, at the greater of the rate set forth herein or the rate in effect on the effective date of termination or expiration of this Agreement.

ARTICLE 3

RESPONSIBILITIES AND OBLIGATIONS OF DISTRIBUTOR

During the Term of this Agreement, including any renewals thereof, Distributor hereby agrees as follows:

3.1 Reasonable Efforts. Distributor shall use commercially reasonable best efforts to promote, market and support the Product to Customers in the Territory on a continuing basis.

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

May 9, 2007

3.2 Compliance. Distributor shall comply with good business practices and all applicable laws and regulations.

3.3 Sales Personnel. Distributor shall maintain a staff of suitably qualified and competent sales personnel that have completed the mandatory training described in Section 4.4 of this Agreement, and which are adequately trained on the Product to provide a satisfactory level of sales service to the Customers and to provide effective sales presentations, training and support functions to such Customers.

3.4 Support Obligation. During the Term hereof, Distributor shall use reasonable efforts to assist Telzuit in providing services and support to Customers of the Product solicited by Distributor. Said responsibilities shall include, but are not limited to: (i) soliciting orders; (ii) completing order forms; (iii) transmitting orders received by Distributor to Telzuit; (iv) assisting Telzuit to resolve Customer complaints; (v) assisting Telzuit to collect underutilized Product and redistribute the Product among Customers within the Territory; and (vi) providing such other support functions as Telzuit may reasonably request from time to time.

3.5 Orders. Distributor shall submit all Customer orders to purchase the Product or services related thereto to Telzuit for review and acceptance by Telzuit. Distributor is authorized to receive, but is not authorized to “accept” (i.e., contractually bind Telzuit to) Customer offers to order the Product or such services.

3.6 Complaints. Distributor shall promptly notify Telzuit or its designee of any complaints and Product or service problems communicated by Customers with respect to the Product. Distributor shall be responsible for providing Telzuit with a written report of all Product and service complaints and problems. Distributor shall assist Telzuit in complying with the then-current Medical Device Reporting/Adverse Event/Product Problem Regulations promulgated and amended by the U.S. Food and Drug Administration (“FDA”). If requested, Distributor will make reasonable efforts to assist Telzuit, or its designee, in obtaining follow-up information related to any complaints or problems with the Product or services communicated by Customers. Telzuit shall retain responsibility for all FDA reporting requirements, and Distributor shall have no responsibility to report any complaints or problems to the FDA, unless required by law.

3.7 Costs and Expenses. All costs and expenses incurred by Distributor in performing its services under this Agreement, including, by way of example only, salaries, telephone, travel and living expenses, and other marketing and sales expenses shall be borne by Distributor and shall not be reimbursed by Telzuit.

3.8 Materials; Advertising. Telzuit, at its expense, shall provide reasonable quantities of marketing materials for the Product and services related thereto. Distributor shall not use any

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

May 9, 2007

materials referencing Telzuit or the Product that have not been approved, in writing, by Telzuit. Distributor shall provide Telzuit with advance copies of any promotional, advertising and educational materials that Distributor intends to use in connection with the Product. Distributor shall not commercially release any such materials without Telzuit’s prior approval, which approval shall not, after a thirty (30) day review period, be unreasonably withheld.

3.9 Trademarks; Patents. In all advertising, trade shows, conventions, and other promotions, as well as in all sales and technical literature, the name of Telzuit and the trademarks shall be evidenced and respected. Distributor shall use all trademarks in their original form, unless otherwise approved in advance in writing by Telzuit. Distributor shall not, directly or indirectly, infringe or contest the validity of, or the title to, any patents, copyrights, trademarks or trade names owned by Telzuit or under which Telzuit are licensed, or otherwise impair the interests of Telzuit in such intellectual property. If requested by Distributor, Telzuit shall label the Product to be marketed by Distributor and its sales literature “Distributed Exclusively by Distributor, LLC”

3.10 Inventory. Telzuit, at its expense, shall supply Distributor with a reasonable inventory of the Product. Distributor shall, at all times, maintain a sufficient inventory of collateral support materials for promotion, advertising, orders and other related items related to sales of the Product and services therefore. Any such materials provided by Telzuit to Distributor shall be provided free of charge unless otherwise agreed by Distributor.

3.11 Representations; Warranties. DISTRIBUTOR SHALL NOT MAKE ANY WARRANTIES OR REPRESENTATIONS, WHETHER ORAL OR WRITTEN, WITH RESPECT TO THE PRODUCT OR SERVICES RELATING THERETO, INCLUDING, WITHOUT LIMITATION, SALES LITERATURE, WITHOUT THE PRIOR WRITTEN CONSENT OF TELZUIT. DISTRIBUTOR SHALL ACCURATELY REPRESENT TELZUIT IN THE SALE AND PLACEMENT OF THE PRODUCT, AND PROMOTE THE PRODUCT AND SERVICES RELATING THERETO, IN A MANNER CONSISTENT WITH ITS LABELING, FDA CLEARED OR APPROVED INDICATIONS, AND FDA REGULATIONS. ALL PRICES QUOTED FOR THE PRODUCT AND SERVICES RELATING THERETO, WILL BE PRICES AS PROVIDED BY TELZUIT. DISTRIBUTOR MUST AT ALL TIMES ADHERE TO AND REPRESENT ACCURATELY THE PROVISIONING PARAMETERS ESTABLISHED BY TELZUIT FOR THE PRODUCT AND SERVICES RELATING THERETO.

3.12 Relationship of the Parties. DISTRIBUTOR SHALL IDENTIFY ITSELF AS AN AUTHORIZED SALES AGENT OF TELZUIT ONLY WITH RESPECT TO THE PRODUCT AND SERVICES RELATING THERETO, SHALL OTHERWISE IDENTIFY ITSELF AS AN INDEPENDENT BUSINESS. NEITHER TELZUIT NOR DISTRIBUTOR SHALL MAKE ANY EXPRESS OR IMPLIED AGREEMENTS, GUARANTEES OR REPRESENTATIONS, OR INCUR ANY DEBT IN THE NAME OF, OR ON BEHALF OF, THE OTHER.

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

May 9, 2007

3.13 Non-Compete. During the term of this Agreement, Distributor shall market the Product and services relating thereto, to the total and complete exclusion of any and all Competitive Holter Products and related services, as outlined in Appendix B. “Competitive Product” shall mean any ambulatory cardiac monitoring product or service of a party other than Telzuit, its affiliates, licensees or assigns. Additionally, Distributor may not, during the Term of this Agreement, enter into any joint venture, the establishment of a new corporation, or acquire any interest in a company (or individual or entity) which competes with the business of Telzuit through the manufacture and/or sale of products or services relating thereto, which are substantially equivalent to, or competitive with, the Holter Product.

3.14 Confidentiality. Distributor shall not at any time, whether during or for a period of three (3) years after the termination or expiration of this Agreement, divulge or use any unpublished technical information deriving from Telzuit, its Product or services relating thereto, development processes, patent rights, know-how or any other information in relation to Telzuit’s affairs or business or method of carrying on business.

3.15 Records. Distributor shall keep, for a period of three (3) years after the expiration or termination of this Agreement, all records of information relating to the Product and related services.

3.16 No Unethical Practices. Distributor shall not use deceptive, illegal, misleading or unethical practices, and shall not make any false or misleading representations with regard to Telzuit, the Product or services related thereto.

ARTICLE 4

RESPONSIBILITIES AND OBLIGATIONS OF TELZUIT

During the Term of this Agreement, including any renewals thereof, Telzuit hereby agrees as follows:

4.1 Compliance. Telzuit shall comply with good business practices and all applicable laws and regulations.

4.2 Commissions. Telzuit shall compensate Distributor for marketing the Product and services related thereto, in accordance with the commission schedule set forth in Exhibit “C” attached hereto (the “Commissions”). Commissions are based on the number of prescriptions for each service related to the use of the Product placed with a Customer by Distributor (the “Prescriptions”). The Prescriptions must be in proper form signed by the patient’s physician, which physician shall be duly licensed to practice medicine and dispense drugs in accordance with applicable state and federal law. The Commissions may be changed, from time to time, as provided in Section 4.3 below or as otherwise expressly agreed in writing by the parties. If the parties agree to add a product or service to Exhibit “A”, then Exhibit “C” will simultaneously be

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revised to reflect any new compensation associated with marketing such product or service. Additionally, if the parties agree to remove a product or service from Exhibit “A”, then the compensation associated with marketing such product or service shall be deleted from Exhibit “C” upon the effective date of such removal; provided that Distributor shall be entitled to any compensation eDISed prior to the effective date of removal.

4.3 Payment of Commissions; Adjustment. Distributor understands that Telzuit provides health care products and services reimbursable by Medicare, Medicaid or other health care provider reimbursement, and that revenues from the sale of the Product will come from such reimbursements, as well as from payments by insurance providers and individual patients (such reimbursements and payments are collectively referred to as the “Funds”). Commissions shall be paid simultaneously with Telzuit’s receipt of Funds for each Prescription. Telzuit reserves the right, in its sole discretion, to adjust the Commissions downward for any non-payment of Funds due Telzuit from Medicare, Medicaid, insurance providers, individual patients or other third parties.

4.4 Training. Telzuit shall be solely responsible for creating and delivering training to Distributor with respect to the Product and services relating thereto. Training shall be provided at no cost to Distributor, and will be administered via the Internet. Telzuit shall train Distributor’ staff in the following areas: (1) an overview of cardiology; (2) Product and Telzuit’s services, functionality and pricing; (3) sales support and other Telzuit reference contacts; (4) the demonstration process; and (5) then current reimbursement for the use of the Product and related services.

4.5 Product Samples; Forms. Telzuit agrees to provide to Distributor, at no cost, Product samples, documents, forms and other collateral support materials related to the Product, which shall remain the property of Telzuit.

4.6 Orders. Telzuit shall review all Customer orders for the Product and related services submitted by Distributor. Telzuit reserves the right to reject, for any or no reason whatsoever (including, without limitation, unavailability of the Product due to shortage, recall, market withdrawal or the failure of the Product to come to market) any Customer order solicited by Distributor and presented to Telzuit for acceptance.

4.7 Delivery. Telzuit shall be responsible for providing to Distributor the Product, as well as all standard documents relating to the Product, including, but not limited to, physician and patient instructional materials, if any. Telzuit shall also supply Distributor with a reasonable inventory of the Product for demonstration and placement purposes.

4.8 Billing. Telzuit shall bill Distributor, at agreed upon reimbursement rates as outlined in Appendix C, on a monthly basis, based on Holter/EKG reports issued to Distributor’s customers.

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United States Securities and Exchange Commission

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4.9 Help Desk. Telzuit shall provide and maintain a help desk for Distributor and for Customers to contact for technical information and support, as well as trouble reporting and complaints related to the Product and related services.

4.10 Inventory. Telzuit shall use its commercially reasonable best efforts to maintain an adequate stock of the Product at an appropriate level with regard to volume of monthly sales or placements thereof in the Territory. Telzuit will inform Distributor of the available stock of the Product and will provide Distributor weekly feedback on Product deliveries.

4.11 Product Changes; Production. Telzuit reserves the right, in its sole discretion, to discontinue the sale or production of the Product. Additionally, Telzuit reserves the right, in its sole discretion, to modify, alter, improve or change the Product. Telzuit shall make reasonable efforts to provide Distributor with sixty (60) days’ prior written notice of any decision to discontinue the sale or production of the Product and thirty (30) days’ prior written notice of any decision to change the Product, except that any changes made for safety reasons or to accommodate regulatory requirements shall be effective immediately upon notice to Distributor.

4.12 Price Changes. Distributor shall market and sell the Product within the Territory at the prices set forth on Exhibit “D” attached hereto. Telzuit may change the price for the Product upon thirty (30) days’ written notice to Distributor. All amounts under this Agreement shall be calculated and paid in U.S. Dollars.

4.13 Ongoing Support. During the term of this Agreement, Telzuit agrees that it will, at its sole expense, provide Distributor with an ongoing program of assistance which shall include:

(a) Reasonable access to Telzuit’s home office personnel for periodic consultations concerning the Product;

(b) Periodic notifications to Distributor of new developments and techniques concerning the Product and related services.

(c) Any other ongoing support which Telzuit deems, in its sole discretion, to be advisable or necessary.

4.14 Regulatory Notification to Distributor. During the Term, Telzuit will notify Distributor promptly (and in any event within two (2) business days) of its receipt of information from the FDA:

(a) That raises any material concerns regarding the safety or effectiveness of the Product or services related thereto, would affect Product labeling;

(b) That indicates a material liability for either party arising in connection with the Product or Telzuit’s services related thereto;

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United States Securities and Exchange Commission

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(c) That, in Telzuit’s opinion, is reasonably likely to lead to a recall or market withdrawal of the Product;

(d) Of any materially adverse action of the FDA or other governmental or regulatory authority in the Territory relating to:

(i) inspections of manufacturing, distribution or related facilities;

(ii) inquiries concerning clinical investigation activities (including inquiries of investigators, clinical monitoring organizations and other related parties); and

(iii) any communication specifically involving the manufacture, marketing, sale or distribution of the Product or any other reviews or inquiries related to the Product;

(e) of a receipt of a “WDISing Letter” or other written correspondence relating to the Product from the FDA or any other governmental or regulatory authority in the Territory; and

(f) of an initiation of any governmental or regulatory authority investigation, detention, seizure or injunction concerning the Product in the Territory.

4.15 Recalls or Other Corrective Action; Extension of Term. Telzuit shall have sole responsibility and shall make all decisions, in its sole discretion, with respect to any recall, market withdrawals or any other corrective action related to the Product, including the right to cease all sales of the Product in the Territory. Telzuit shall promptly notify Distributor of all recalls and all other decisions or notifications (including, without limitation, notifications to or from the FDA) relating to recalls, market withdrawals or other such corrective action relating to the Product. At Telzuit’s request, Distributor shall use its commercially reasonable efforts to assist Telzuit in conducting such a recall, market withdrawal or other corrective action, and any documented out-of-pocket costs incurred by Distributor with respect to participating in such recall, market withdrawal or other corrective action shall be reimbursed by Telzuit. In the event that a Product recall, market withdrawal or corrective action results in the situation where there are no Prescriptions for the Product due to the Product recall, market withdrawal or corrective action, then the Term will automatically be extended for twice the number of days such recall, market withdrawal or corrective action is in effect.

4.16 Hold Harmless. Telzuit agrees to hold harmless, indemnify and defend Distributor against all claims for copyright infringement, service mark or trademark infringement arising out of Distributor’ authorized use of the Telzuit’s trademarks and service marks, provided Distributor notifies Telzuit in writing within ten (10) days, or within such shorter period as is necessary to avoid prejudice, after leDISing of any claim, and also provided Telzuit has the right to control any litigation or proceeding resulting from any such claim.

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United States Securities and Exchange Commission

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ARTICLE 5

REPRESENTATIONS AND WARRANTIES

5.1 No Violation. Each party represents and warrants to the other party that its execution of this Agreement and performance of its obligations under this Agreement does not and will not contravene, violate or constitute a breach of, any law, rule, regulation or the provisions of any court order or contractual agreement or other obligation to which it is a party or by which it is bound.

5.2 No Disclosure. Each party represents and warrants to the other party that it shall not disclose, use, have used, make available to or transfer to the other party any information, including, without limitation, any data, concepts, formula or trade secrets, which is proprietary or confidential to a third party.

ARTICLE 6

INDEMNIFICATION

6.1 Indemnification by Distributor. Distributor will, at all times, defend, indemnify and hold harmless Telzuit, its affiliates, distributors and all officers, directors, shareholders, successors and assigns of each of the foregoing (collectively, the “Telzuit Indemnified Parties”) from and against, and pay and reimburse the Telzuit Indemnified Parties for, any and all liabilities, obligations, losses, damages, out-of-pocket costs or expenses (including interest, penalties and reasonable attorneys’ fees and expense incurred in the investigation or defense of any of the same or in asserting any of their respective rights hereunder) arising out of or relating to claims of third parties with respect to: (a) Distributor’ failure to comply with all applicable laws, including any breach of laws made by Telzuit on account of its reliance on Distributor’ representations or information; or (b) Distributor’ gross negligence or willful misconduct in the placement or sale of the Product under this Agreement.

6.2 Indemnification by Telzuit. Telzuit will, at all times, defend, indemnify and hold harmless Distributor, its affiliates, distributors and all officers, directors, shareholders, successors and assigns of each of the foregoing (collectively, the “Distributor Indemnified Parties”) from and against, and pay and reimburse the Distributor Indemnified Parties for, any and all liabilities, obligations, losses, damages, out-of-pocket costs or expenses (including interest, penalties and reasonable attorneys’ fees and expense incurred in the investigation or defense of any of the same or in asserting any of their respective rights hereunder) arising out of or relating to claims of third parties with respect to: (a) Telzuit’s failure to comply with all applicable laws, including any breach of laws made by Distributor on account of its reliance on Telzuit’s representations or information; or (b) Telzuit’s gross negligence or willful misconduct in the design, manufacture or instructions for use of the Product or in rendering services related thereto under this Agreement.

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United States Securities and Exchange Commission

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ARTICLE 7

LIMITATION ON LIABILITY

7.1 Limitation on Liability. Except pursuant to the indemnity provisions set forth in Section 4.16 and Section 6.2, Telzuit shall have no liability to Distributor for any damages, loss, cost or expense, including, without limitation, any commissions that might have been eDISed hereunder, resulting from Telzuit’s inability or failure to provide the Product or related services to any Customer or to Distributor, or for any delays in the provision of the Product or related services to any Customer or to Distributor, for whatever reason.

ARTICLE 8

MISCELLANEOUS PROVISIONS

8.1 Entire Agreement. This Agreement sets out the entire agreement between the parties hereto on the subject matter hereof and supersedes and replaces any and all prior agreements, understandings or arrangements between the parties, written or oral, with respect to the subject matter hereof.

8.2 Amendments; Waivers. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the parties to this Agreement. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time.

8.3 Notices. Any notice, consent or other communication required or permitted to be given to either party under this Agreement shall be given in writing and shall be delivered (a) by hand; (b) by registered or certified mail, postage prepaid and return receipt requested; or (c) by confirmed facsimile transmission, to the following address or such other address as such party notifies to the other in the same manner.

If to Telzuit:	Telzuit Medical Technologies, Inc.
5422 Carrier Drive, Suite 306
Orlando, Florida 32819
Phone: (407) 354-1222
Fax: (407) 354-0065

With a copy to:

If to	Distributor:

With a copy to:

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United States Securities and Exchange Commission

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Any such notice or communication shall be deemed effective when received by the addressee, if delivered by hand mail or facsimile, and five (5) days after mailing, if mailed.

8.4 Headings; Counterparts. The headings of this Agreement are inserted for purposes of convenience and identification only, and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall, together, constitute one and the same instrument. The exchange of copies of this Agreement and any ancillary agreements, and of signature pages, by facsimile transmission shall constitute effective execution and delivery of this Agreement or the ancillary agreements, as applicable, as to the parties and may be used in lieu of the original Agreement or ancillary agreements, as applicable, for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their originals for all purposes.

8.5 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

8.6 Binding Effect; Assignability; No Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties hereto, as well as their personal representatives, heirs, devisees, successors and assigns. Nothing in this Agreement shall confer any rights upon any person or entity other than the parties hereto and their respective heirs, successors and permitted assigns. This Agreement is not assignable, whether in whole or in part, without the prior written consent of each of the parties hereto. Any change in control of the parties shall be deemed to be an assignment in contravention of this section.

8.7 Choice of Law; Venue; Jurisdiction. The undersigned expressly agree, to the extent not otherwise barred by applicable law that all terms and provisions hereof shall be governed, interpreted and construed in accordance with the laws of the State of Florida. The parties further agree that, irrespective of any wording that might be construed to be in conflict with this paragraph, this Agreement is one for performance in Florida. The parties to this Agreement hereby agree to submit to final and binding arbitration under the Commercial Arbitration Rules of the American Arbitration Association in Orange County, Florida if said arbitration is due to an alleged default, act or omission of Distributor or in Orange County, California if said arbitration is due to an alleged default, act or omission of Telzuit.

8.8 Execution of Additional Documents. Each party hereto agrees to execute and deliver such documents as may be necessary or desirable to carry out the provisions of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first written above.

TELZUIT MEDICAL TECHNOLOGIES, INC.

By:
Name:
Title:

DISTRIBUTOR

By:
Name:
Title:

[Signature Page to Co-Marketing Agreement]

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Exhibit “A”

to the Co-Marketing Agreement

by and between

Telzuit Medical Technologies, Inc.

And

Distributor,

PRODUCT

Statpach Wireless Holter Monitor

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United States Securities and Exchange Commission

May 9, 2007

Initials:  TZ

DIS

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United States Securities and Exchange Commission

May 9, 2007

Exhibit “B”

to the Co-Marketing Agreement

by and between

Telzuit Medical Technologies, Inc.

And

Distributor,

TERRITORY

The “Territory” shall initially include Nursing Facilities in North Carolina. It is the intent of the parties to expand the territory to other states where Distributor has business with nursing homes, assisted living facilities and home health agencies. During the initial term of this agreement. Expansion of the territory will be by mutual agreement.

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United States Securities and Exchange Commission

May 9, 2007

Initials:  TZ

DIS

Exhibit “C”

to the Co-Marketing Agreement

by and between

Telzuit Medical Technologies, Inc.

And

Distributor,

COMMISSIONS

TBD

Initials:  TZ

DIS

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222